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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 7)*

                            Quality Systems, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  747582104
--------------------------------------------------------------------------------
                               (CUSIP Number)

                                                     David J. Berger, Esq.
    Andrew E. Shapiro, Manager                       Page Mailliard, Esq.
 Lawndale Capital Management, LLC               Wilson Sonsini Goodrich & Rosati
  One Sansome Street, Suite 3900                      650 Page Mill Road
     San Francisco, CA  94104                        Palo Alto, CA 94304
         (415) 288-2330                                 (650) 493-9300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               March 17, 1999
           -------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and final copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                          ---------------------------
    CUSIP No. 747582104                                   Page 2 of 13 Pages
---------------------------                          ---------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                                                Lawndale Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                         AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      California
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
   NUMBER OF                                                                  0
    SHARES      ---------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER
   OWNED BY                                                             621,200
     EACH       ---------------------------------------------------------------
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON                                                                    0
     WITH       ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                                                                        621,200
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                        621,200
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          9.99%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                                      OO and IA
--------------------------------------------------------------------------------

                                   (2 of 13)

                                  SCHEDULE 13D

---------------------------                          ---------------------------
    CUSIP No. 747582104                                   Page 3 of 13 Pages
---------------------------                          ---------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                                                               Andrew E. Shapiro
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                         AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                             USA
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
   NUMBER OF                                                                   0
    SHARES      ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER
   OWNED BY                                                              621,200
     EACH       ----------------------------------------------------------------
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON                                                                     0
     WITH       ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                                                                         621,200
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         621,200
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           9.99%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                                             IN
--------------------------------------------------------------------------------

                                   (3 of 13)

                                  SCHEDULE 13D

---------------------------                          ---------------------------
    CUSIP No. 747582104                                   Page 4 of 13 Pages
---------------------------                          ---------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                                                        Diamond A Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      California
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
   NUMBER OF                                                                   0
    SHARES      ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER
   OWNED BY                                                              525,300
     EACH       ----------------------------------------------------------------
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON                                                                     0
     WITH       ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                                                                         525,300
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         525,300
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           8.45%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                                             PN
--------------------------------------------------------------------------------

                                   (4 of 13)

                                  SCHEDULE 13D

---------------------------                          ---------------------------
    CUSIP No. 747582104                                   Page 5 of 13 Pages
---------------------------                          ---------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                                                       Diamond A Investors, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      California
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
   NUMBER OF                                                                   0
    SHARES      ----------------------------------------------------------------
  BENEFICIALLY  8  SHARED VOTING POWER
   OWNED BY                                                               95,900
     EACH       ----------------------------------------------------------------
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON                                                                     0
     WITH       ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                                                                          95,900
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                          95,900
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           1.54%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                                             PN
--------------------------------------------------------------------------------

                                   (5 of 13)

Item 1.   Security and Issuer.

     This statement relates to Common Stock of Quality Systems, Inc. ("QSII"). The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

Item 2.   Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

             (a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

             (b) The business address (and principal office) of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

             (c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

             (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

             (f)  Shapiro is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The source and amount of funds used in purchasing the Common Stock were as follows:

     Purchaser                Source of Funds                   Amount
-------------------   --------------------------------   -----------------------
LCM                   Funds Under Management (1)               $4,068,070
DAP                   Working Capital                          $3,438,846
DAI                   Working Capital                          $  629,224

----------------
(1)  Includes funds of DAP and DAI invested in Common Stock.

Item 4.   Purpose of Transaction.

     On March 17, 1999, Andrew E. Shapiro, president of LCM, sent a letter to the Board of Directors of QSII (the "Board") discussing the Board's response to a written acquisition proposal for QSII by Metropolitan Adjustment Bureau, Inc. ("MAB"). In his letter, Mr. Shapiro noted that on December 28, 1998, MAB proposed to purchase all outstanding shares of QSII at a purchase price of $47,000,000 (Forty-Seven Million Dollars), or approximately $7.50 per share. The proposed price represented a premium of approximately 107% over QSII's closing price on the date of the MAB proposal and an approximate 94%

                                   (6 of 13)
premium over the price on the date of the letter from Mr. Shapiro. A copy of Mr. Shapiro's letter, which also attaches a copy of the MAB proposal, is attached as Exhibit B to this Schedule 13D.

     Based on a discussion with a representative of MAB, LCM believes that Mr. Shelly Razin, QSII's chairman and chief executive officer, summarily rejected the offer and that the Board did not study or formally discuss the offer nor retain professional advisors to consider the offer. Further, despite the MAB proposal being addressed to the entire Board, LCM believes that not all of the directors were informed by Mr. Razin of the details of the proposal and that the directors may not have all received copies of the letter containing the proposal.

     For the reasons set forth in Mr. Shapiro's letter to the Board, as well as set forth in several prior amendments to this Schedule 13D, LCM believes that the lack of independence of certain directors and the generally poor corporate governance practices of the Board are negatively impacting shareholder value. LCM has therefore requested in its letter to the Board that the Board meet with representatives of LCM before April 1, 1999 to discuss the circumstances surrounding the rejection of the MAB proposal and corporate governance issues generally.

     LCM does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or in prior amendments to this
Schedule 13D or such as would occur upon completion of any of the actions discussed above. LCM intends to review its investment in QSII on a continuing basis and, depending on various factors including, without limitation, QSII's financial position and LCM's investment strategy, the price levels of QSII Common Stock and conditions in the securities markets and general economic and industry conditions, LCM may in the future take such actions with respect to its investment in QSII as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or change its intention with respect to any and all matters referred to in Item 4. To the extent not inconsistent with the foregoing, LCM incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

Item 5.   Interest in Securities of the Issuer.

     The beneficial ownership of the Common Stock by the persons named in Item 2 of this Schedule is as follows at the date hereof:

                Aggregate Beneficially
                         Owned            Voting Power      Dispositive Power
                ----------------------  ------------------  ------------------
     Name        Number       Percent     Sole     Shared     Sole     Shared
--------------  --------     ---------  --------  --------  --------  --------
LCM              621,200        9.99       0       621,200      0      621,200
Shapiro          621,200        9.99       0       621,200      0      621,200
DAP              525,300        8.45       0       525,300      0      525,300
DAI               95,900        1.54       0        95,900      0       95,900


     The persons filing this statement effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the persons filing this statement since the filing of Amendment No. 6 to the Schedule 13D on March 11, 1999.


                     Purchase or                       Number         Price
      Name              Sale              Date        of Shares     Per Share
-----------------  ---------------   --------------  -----------  -------------
DAP                       P             03/16/99         500          $3.688

All transactions were executed through the Nasdaq National Market System.

                                   (7 of 13)

     The percentages of outstanding shares of Common Stock used in this Schedule are calculated based upon the 6,213,666 shares of Common Stock stated by QSII to be issued and outstanding at January 29, 1999, as reflected in QSII's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains. Andrew Shapiro is the sole manager of LCM.


Item 7.   Material to be Filed as Exhibits.

     A.  Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

     B. Letter dated March 17, 1999 from Andrew E. Shapiro, President of Lawndale Capital Management, LLC, to the Board of Directors of Quality Systems, Inc., attaching a proposal dated December 28, 1998 from Metropolitan Adjustment Bureau, Inc. to the Board of Directors of Quality Systems, Inc.

                                   (8 of 13)

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 1999.


DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


     By:  /s/ Andrew E. Shapiro          By:  /s/ Andrew E. Shapiro
          ---------------------               ---------------------
          Andrew E. Shapiro                   Andrew E. Shapiro
          Manager                             Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro                 /s/ Andrew E. Shapiro
     ----------------------                ---------------------
     Andrew E. Shapiro                     Andrew E. Shapiro
     Manager

                                   (9 of 13)

                                   EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                      OF STATEMENT ON SCHEDULE 13D OR 13G

     The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:  December 22, 1997


DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


     By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
          ---------------------                   ---------------------
          Andrew E. Shapiro                       Andrew E. Shapiro
          Manager                                 Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro                 /s/ Andrew E. Shapiro
     ----------------------                ---------------------
     Andrew E. Shapiro                     Andrew E. Shapiro
     Manager

                                   (10 of 13)

                                   EXHIBIT B


                [Letterhead of Lawndale Capital Management, LLC]


Andrew E. Shapiro
President


March 17, 1999


The Board of Directors
Quality Systems, Inc.
17822 E. 17th Street #210
Tustin, CA 92680

Dear Members of the Board of Quality Systems Inc.:

                             RE: QUALITY SYSTEMS

As you know, Lawndale Capital Management, LLC ("Lawndale") currently owns approximately 9.99% of Quality Systems Inc.'s ("QSII") outstanding stock. As you are further aware from Lawndale's filings on Schedule 13D, Lawndale believes that a significant factor in the company's poor return to shareholders for at least the last three years is the lack of independence of a majority of the Company's Board of Directors. Recent events that have come to Lawndale's attention further demonstrate the negative impact that the QSII board's poor corporate governance practices are having on the interests of QSII's shareholders.

Specifically, Lawndale understands that on December 28, 1998, Mr. Shelly Razin, QSII's chairman and chief executive officer, received a written acquisition proposal addressed to QSII's board of directors. This proposal, a copy of which is attached hereto, sought an acquisition of QSII at a price of $47 million or approximately $7.50 per share. This price, which represents a premium of 107% over QSII's closing price on that date and a 94% premium over the Company's current price, was an important offer worthy of consideration.

We understand, however, that Mr. Razin summarily rejected the offer himself, claiming that he was not interested in selling "his" company. We further understand that QSII's board did not study or formally discuss the offer, that the board did not retain professional advisers to consider the offer and that all of the directors may not even have been fully informed of the proposal, despite the fact that it was addressed to the entire board. The absence of these essential and necessary deliberations raises grave concerns in our mind about whether the board is properly focused on, and acting in accordance with, their fiduciary duties to QSII's public shareholders. Equally significant, Mr. Razin's apparent willingness to reject a serious offer at a substantial premium without any formal board deliberations raises again the issue of whether QSII's board is sufficiently independent to perform its fiduciary obligations to QSII's shareholders.

                                   (11 of 13)

We do not mean to state that we endorse this proposal, or that we believe a sale of the company at this time is appropriate. Rather, our point is that the board's apparent passivity or lack of awareness of this proposal is further evidence of its poor corporate governance practices and the potential harm these practices can cause QSII's shareholders. Specifically, in this instance it appears that those practices resulted in the company's response to a credible offer being (i) immediate rejection of the offer by the chief executive officer without any analyses, (ii) no discussion at the board level concerning the offer, (iii) no review of the offer by any independent expert adviser, and (iv) not even full disclosure of the offer to all board members. We believe that this type of process is fundamentally inconsistent with the board's due care obligations to shareholders and with Mr. Razin's duties as an officer and a director of the company.

Lawndale believes these facts raise very troubling issues for the independent directors and the Company's shareholders. In an effort to resolve these issues, and better understand the Board's position on the issues, we would like to meet with the Board. The purpose of the meeting would be to discuss the board's response to this offer and corporate governance issues more generally.

We are generally available for such a meeting, and would rearrange our schedule to suit the needs of the directors. However, we believe that there is sorne urgency to this situation, and would expect to have this meeting before April 1, 1999. We further would expect to have our counsel present at this meeting, and would similarly expect the company's counsel to be present. We are prepared to meet at the Company's offices, or any other mutually convenient location.

We look forward to your prompt response.

Sincerely,



Andrew E. Shapiro
President

                                   (12 of 13)

              [Letterhead of Metropolitan Adjustment Bureau, Inc.]


December 28, 1998



THE BOARD OF DIRECTORS
QUALITY SYSTEMS INC.
17822 E. 17th Street, Suite 210
Tustin, CA  92680

Dear Members of the Board of Quality Systems Inc.:

Please allow this letter to serve as our request to pursue a friendly acquisition of Quality Systems Inc. by a subsidiary of Metropolitan Adjustment Bureau. Our firm desires to make an offer in the amount of $47,000,000.00 (Forty-Seven Million Dollars) for all outstanding shares of Quality Systems Inc. Our offer would be subject to a review of the books and records of Quality Systems Inc. by our accounting firm as well as subject to the procurement of financing necessary to consummate such transaction. We believe that financing of this proposed transaction can be secured in an expeditious manner. This offer is made through January 6, 1999 at 3:00PM.

We believe that our offer is generous in light of the current market conditions and represents a substantial premium to shareholders over current share prices. We thus seek the approval of the board to enter into a definitive purchase agreement at the earliest possible time.

Please contact the undersigned so that we may set up a convenient time to meet with respective counsel. I look forward to your response and the opportunity to work with all of you.

Sincerely,



JOHN P. KUTASI
President

hd/jpk

                                   (13 of 13)